SHEPHERD CONSULTING GROUP, INC

May 31, 2014

Arden Asset Management, Inc
375 Park Avenue, 32nd Floor
New York, NY 10152

Re: Arden-Sage Triton Fund LLC
Arden-Sage Multi-Strategy TEI Institutional Fund LLC
Arden-Sage Multi-Strategy Fund LLC
Arden-Sage Multi-Strategy Institutional Fund LLC
Arden-Sage Multi-Strategy Master Fund LLC
Arden Alternative Strategies Fund
Arden Alternative Strategies Fund II

Registered Management Investment Company Bond
Effective Period: May 12, 2014 to May 12, 2015

Dear Trustees,

As requested, we have examined the Registered Management Investment Company Bond limit of liability requirements, as prescribed by SEC Rule 17g-1, for the funds insured under the Chubb Bond policy 8236-4163. This analysis is based upon the total asset value of each fund, as stated in the relevant renewal application.

The results of the analysis are as follows:

Arden has elected to purchase the bond limit required per fund by SEC Rule 17g-1 as follows:

Fund	Asset Value	Required Limit
Arden-Sage Triton Fund LLC	$18,000,000	$225,000
Arden-Sage Multi-Strategy TEI Institutional Fund LLC	$23,000,000	$250,000
Arden-Sage Multi-Strategy Fund LLC	$45,700,000	$350,000
Arden-Sage Multi-Strategy Institutional Fund LLC	$7,000,000	$150,000
Arden Alternative Strategies Fund	$1,130,000,000	$1,250,000
Arden Alternative Strategies Fund II	$47,000,000	$350,000
	Total Required Limit:	$2,575,000

The limit of liability under the current Bond, effective from May 12, 2014 to May 12, 2015, is $3,000,000. Therefore, in accordance with the calculations above, the limit amount is sufficient to meet the requirements of SEC Rule 17g-1.

Sincerely,

Paul Shepherd, Pres.

44 Eisenhower Drive/East Quogue/New York/11942
631-594-2267